Exhibit 8.1
Subsidiaries of Arm Holdings plc

The following is a list of subsidiaries of Arm Holdings plc as of March 31, 2026, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by Arm Holdings plc
Arm Embedded Technologies Private Limited	India	100%
Arm France SAS	France	100%
Arm, Inc.	Delaware	100%
Arm Limited	England and Wales	100%